UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

The following amendment has been made to the announcement titled 'Director/PDMR Shareholding' released on 19 September 2025.

This announcement is a corrective statement of the announcement made on 19 September 2025. The number of shares listed in the aggregated volume of EUR shares for Peter Ter Kulve has been updated. The only change from the original statement is the notification relating to Peter Ter Kulve; all other details in the announcement made on 19 September 2025 remain the same. The notification for Peter Ter Kulve with the correct aggregated figure is therefore restated below.

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	Business Group President, Ice Cream (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    232.154022 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    110.910112 PLC EUR shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    46.850161 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	232.154022
		€52.4898	110.910112
		€52.4898	46.850161
e)	Aggregated information - Volume - Total	232.154022 / 157.760273 £10,547.31 / €8,280.81
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 22 September 2025